SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                             November 28, 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                   -------                ------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes               No   X
                    ------           ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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01/CAT/22

Page 1 of 22

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST Monday 26 November 2001

For Further Information Contact:

Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
------------------------------         ------------------------------------
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20  7601 1000
David Chiswell, CEO                    Kevin Smith
John Aston, Finance Director           Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                       BMC Communications/The Trout Group (USA)
                                       ----------------------------------------
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
                      PRELIMINARY STATEMENT OF RESULTS
                    FOR THE YEAR ENDED 30 SEPTEMBER 2001

Highlights

o        Six CAT-derived antibody candidates at clinical trials stage
o        Long term supply agreement with Lonza Biologics
o        Initiation of management succession
o        CAT-152 European Orphan Drug Status
o        Major profit sharing alliances with Elan and Immunex
o        NASDAQ listing achieved
o        Pivotal patents granted in US
o        First phase of relocation completed
o        Cash and liquid resources at 30 September 01:(pound)157m


Professor Peter Garland, CAT's Chairman, said, "I am pleased to report that CAT has made further progress in the year, consolidating the Company's position as a world leader in the development of human monoclonal antibodies as therapeutics. Using CAT's technologies, the Company and its partners are continuing to build value by creating and developing a growing pipeline of new antibody drugs. "


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Page 2 of 22

                  CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
                      PRELIMINARY STATEMENT OF RESULTS
                    FOR THE YEAR ENDED 30 SEPTEMBER 2001


CAT secured seven new alliances this year, many with leading companies, and the Company is becoming highly respected by both major pharmaceutical companies and emerging technology companies thus widening the choice of potential alliance partners. This year, CAT secured alliances with Elan, Immunex (two), Randox, Weston Medical, Zyomyx and Xerion; and, since year end, Merck & Co. Inc.

Our collaborations with Elan and Immunex are particularly significant because we have the opportunity for greater investment throughout the drug development process, allowing us to gain access to more potential revenue. Together with our alliance signed last year with Genzyme, we now have three agreements in which we have the opportunity to build greater value by sharing the costs and risks of developing antibody drugs and, in turn, sharing any revenues that result. The collaboration with Merck & Co., Inc is also of note since it is our first initiative in infectious diseases, where CAT's technology is being used in the research and development of products specific to a key target involved in HIV-mediated disease.

We are pleased to report that with six CAT-derived human monoclonal antibody products making good progress in clinical trials, CAT maintains its leading position. Encouraging two-year Phase I/IIa trial results for CAT-152 as a potential treatment to prevent post-operative scarring after glaucoma surgery have led to the initiation of a European Phase II/III trial for this indication. This year CAT-152 was awarded European Orphan Drug status, which brings the prospect of reduced regulatory fees, grants, protocol assistance and, if approved, 10 years' market exclusivity in the EU.

With Genzyme, we have initiated a Phase I/IIa clinical study to evaluate CAT-192 as a possible treatment for patients with diffuse scleroderma. Finally, the move of CAT-213 from pre-clinical to clinical studies and the recent approval for a Phase I/IIa trial in patients with allergic rhinitis demonstrates further the expansion in our pipeline of clinical candidates.

In June of this year trading in CAT ADRs commenced on the US Nasdaq exchange. This allows US shareholders the opportunity to trade on a local market and provides us with greater commercial and financial visibility in the US. During the year, we also continued to build and defend our patent estate covering both technologies and product candidates. Our efforts were rewarded with the granting of a number of US, Japanese and European patents including the pivotal Winter II and Winter/Lerner/Huse patents in the US.


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The first phase of our relocation to Granta Park, South Cambridgeshire, UK, was completed in the summer. The next phase of building work is progressing and we are on schedule to consolidate our operations at Granta Park by the end of 2002. The new facilities will provide an efficient and modern working environment, and enable us to house all our current staff on one site and provide an environment in which we can continue to attract the best new talent.

With a view to ensuring that CAT has access to manufacturing capacity for both ongoing programmes and future projects, CAT has today announced that it has signed a long term agreement with Lonza for the manufacture and supply of clinical grade antibody drugs for up to five years.

Board and senior management

Since its formation in 1990 Cambridge Antibody Technology has grown to be one of the world's leading antibody companies, led by David Chiswell, CAT's founder. CAT is now positioning itself for transition to a profitable biopharmaceutical company based on the discovery and development of therapeutic antibody products.

Against this background the Board and David Chiswell have been considering the needs of CAT in terms of future leadership and feel that this is the right time to effect orderly management succession at the top of the Company. Accordingly, they have initiated the process of recruiting a new CEO to succeed David Chiswell in due course. He remains CAT's CEO until a suitable replacement is identified and he will continue to lead the company as he has done for the last five years.

David Chiswell, CAT's CEO, commented, "With a strong stable and experienced management team supported by skilled and committed staff I believe now is the right time to initiate the process of bringing in new leadership to drive CAT through the next phase of its development. I will, of course, continue to lead the Company until my successor is in post".

Professor Peter Garland, CAT's Chairman, commented, "David's contribution to CAT's success has been immense and the Company has been privileged to have had the benefit of his unique blend of skills over the last 11 years. David is staying with CAT through this transitional period, enabling us to put in place an orderly succession and giving us the opportunity to identify the best candidate for this key and challenging position."

In further recognition of the challenges ahead, it is CAT's's intention that its Board will be strengthened in the coming months by the appointment of further non-executive directors with skills and experience relevant to the Company's increasing focus on drug discovery and development.

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Page 4 of 22

We would like to thank everyone who has contributed to CAT's success this year - our staff, the Board, the scientific advisory board and other expert advisors, our partners and our shareholders, and we look forward to another rewarding year in 2002.

Review of the year

This year CAT strengthened its therapeutic pipeline, both through its own development activities and by working collaboratively with others. The Company has entered into a number of significant drug discovery and technology alliances and, by establishing partnerships in which CAT retains greater participation in the drug development process, has demonstrated its intention to retain greater value. CAT's innovative platform technologies, including integrated automation and custom-developed software, ensure that the Company is positioned to take advantage of interesting opportunities and to offer the pharmaceutical industry a rich source of potential antibody therapeutic candidates and drug discovery tools.

Company expertise

Antibodies are an increasingly significant class of drugs. CAT uses a similar high throughput screening (HTS) approach in its antibody drug discovery and development processes to that used by the major pharmaceutical companies for new chemical entity (NCE) discovery. The Company's phage display system has created comprehensive human monoclonal antibody libraries that contain more than 100 billion different antibodies (over ten million times the size of an average small molecule library). By using automated HTS with these libraries, CAT rapidly isolates and optimises lead antibodies for use as potential therapeutics. Since these are human antibodies, they offer superior safety and tolerability.

Partnerships and alliances

With the signing of seven new agreements during the year, CAT continued to capitalise on the increasing interest shown by the pharmaceutical industry in developing antibodies as drugs.

This year, CAT strengthened its commitment to its own human monoclonal antibody development programme by entering into alliances with Elan (January 2001) and Immunex (May 2001). CAT and Elan are working together to produce novel antibody-based therapeutics for certain human neurological diseases. Immunex and CAT are co-developing human monoclonal antibodies for autoimmune and inflammatory disorders, for which Immunex has contributed two proprietary targets.


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In both agreements, CAT is providing its display technologies and HTS capabilities to identify human antibodies and is optimising any lead antibodies isolated. CAT will work closely with Elan and Immunex on pre-clinical evaluation, with the collaborator taking primary responsibility for clinical trials and product commercialisation. CAT has the opportunity through equal sharing of product development costs to receive an equal share of any profits generated by product sales. These two collaborations, in conjunction with last year's active drug co-development alliance with Genzyme, demonstrate CAT's intent to retain greater value from developing antibody drugs.

Since the year end, in October 2001, CAT entered into its first product development initiative in infectious disease with Merck & Co., Inc. The five-year collaboration allows Merck access to CAT's phage antibody libraries for the research and development of products specific for a key target involved in disease mediated by HIV. Under the agreement, Merck obtains exclusive rights to prophylactic and therapeutic products developed. In turn, CAT has received a technology access fee and will receive milestone payments and royalty revenue from the sale of any human monoclonal antibodies and non-antibody products validated using CAT's technology.

During the year, CAT extracted value from its antibody phage display technology in other areas of the drug discovery process by signing licensing agreements with Immunex (December 2000) and Xerion (June 2001). Immunex can use CAT's libraries for validation of disease-associated targets, while Xerion is utilising it in conjunction with its integrated functional proteomics technology platform for the broader applications of target discovery and target validation. Both companies committed to CAT a licence fee for the use of the library. Immunex also received options to exclusive licences for up to eight therapeutic antibody products, which could provide CAT with milestone and royalty payments on any future product sales.

The other three alliances CAT entered into this year are research collaborations, which have potential to build novel capabilities. With Randox and Zyomyx CAT is investigating protein biochip technologies, an exciting new area in which CAT's antibodies could become a critical component. The third collaboration, with Weston Medical, is to evaluate its Intraject needle-free drug delivery system.

The functional genomics programme under CAT's collaboration with Wyeth-Ayerst has been completed and, accordingly, the committed payments from Wyeth-Ayerst to CAT have reduced. However, this has been supplemented to some extent by additional work on antibody development programmes, and the agreement has been extended to a fourth year.

These new alliances described above highlight CAT's ability to seize and develop commercial opportunities both in and out of the therapeutic antibody field, while still remaining committed to its main goal of building an outstanding human therapeutic antibody pipeline delivering significant value to CAT.


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Page 6 of 22

Clinical development pipeline - CAT-funded

There has been very good progress during 2001 in CAT's own product pipeline, with two product candidate moving from pre-clinical studies into clinical trials, and the other starting its next phase of clinical trials.

CAT-152 (lerdelimumab), a human anti-TGF(2 monoclonal antibody being developed by CAT as a treatment to prevent post-operative scarring in patients undergoing surgery for glaucoma, made good progress in trials this year. Clinical data on CAT-152 were accepted and presented at a number of major ophthalmology conferences, including the Association for Research in Vision and Ophthalmology (ARVO), the American Academy of Ophthalmology (AAO) and the European Glaucoma Society. This, in conjunction with the recent acceptance for publication of a scientific paper in one of the leading medical journals, Ophthalmology is testament to the promise of CAT-152 that is being well received by internationally renowned, independent ophthalmic experts.

Results of a 56 patient Phase II study presented at the AAO in November 2001 showed that patients treated with CAT-152 experienced lower intraocular pressure six months after combined glaucoma and cataract surgery (phakotrabeculectomy). Also, at the annual ARVO meeting in May 2001, follow-up results of a 24 patient Phase I/IIa clinical trial suggested that two years post surgery for glaucoma (primary trabeculectomy) and treatment with CAT-152, patients continued to experience significantly lower intraocular pressure. Both sets of results indicate that CAT-152 can produce clinically relevant anti-scarring activity and, as a result, reduce the risk of progressive visual field loss.

Based on these promising early clinical results, CAT is recruiting around 350 patients in six European countries for a Phase II/III trial to test CAT-152 in conjunction with primary trabeculectomy. This European trial is ready to commence and further trials in the US and Europe are being considered for the first half of 2002.

During the year CAT-152 was awarded European Orphan Drug status. Among the benefits for CAT are reduced regulatory fees for CAT-152, grants, protocol assistance and, if approved, 10 years' market exclusivity in the EU. CAT estimates up to 250,000 operations per year for glaucoma in the US and Western Europe could benefit from CAT-152 treatment.


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CAT-213 is a human anti-eotaxin monoclonal antibody which neutralises eotaxin1 and inhibits the major stimulus that attracts a type of white blood cell known as eosinophils into tissues. CAT-213 may have clinical applications in the treatment of severe allergic disorders. Allergies of all forms of severity are estimated to affect approximately 20 per cent of the population of the Western world. Results from pre-clinical testing were presented at the American Thoracic Society meeting in May 2001. Based on these results, the Company carried out a Phase I clinical trial to assess CAT-213's safety, tolerability and pharmacokinetics that was successfully completed. Following this, the UK Medicines Control Agency recently gave regulatory approval for a Phase I/IIa trial of CAT-213 in patients with allergic rhinitis. Enrolment into the trial is underway.

Clinical development pipeline - co-funded

CAT-192 is a human anti-TGF(1 monoclonal antibody being developed as a potential treatment for a range of scarring and fibrotic conditions including scleroderma. CAT's partner for CAT-192, Genzyme, has begun enrolling patients for a Phase I/II clinical trial to evaluate CAT-192 as a potential therapy for diffuse systemic sclerosis, a chronic, life-threatening form of scleroderma affecting an estimated 300,000 people worldwide.

Clinical development pipeline - collaborator funded

In addition to those programmes in which CAT is actively involved and providing funds, CAT has a number of collaborations where the partner is responsible for pre-clinical and clinical development and CAT receives milestones and royalties on product sales. During the year there have been further advances in these programmes, with one antibody candidate receiving approval to start a Phase I clinical trial - the sixth CAT-derived antibody to enter trials.

D2E7 (adalimumab), the human monoclonal antibody that neutralises TNF( being developed by Abbott, made good progress as a potential treatment for rheumatoid arthritis. Encouraging Phase II trial data were presented at the November 2001 American College of Rheumatology (ACR) meeting and at the European League Against Rheumatology (EULAR) meeting in June 2001.

Rheumatoid arthritis is a condition which currently affects an estimated one million patients in the US and Europe, many of whom could potentially benefit from D2E7 treatment. Abbott has now completed its Phase III clinical trials of D2E7, with over 2,000 patients treated worldwide with D2E7 and more than 2,800 patient years of treatment exposure documented. Abbott is on schedule to file for a Biologics License Application (BLA) in the US by the second quarter of 2002 and Europe shortly thereafter. It expects to launch the product in 2003.

In addition to its clinical trials in rheumatoid arthritis, Abbott anticipates starting Phase II clinical trials of D2E7 in Crohn's disease in 2002.


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Page 8 of 22

Also being developed in conjunction with Abbott and Genetics Institute, J695, a human anti-IL12 monoclonal antibody that could potentially be used to treat autoimmune diseases including rheumatoid arthritis, Crohn's disease, multiple sclerosis and sepsis, continues to make progress in Phase II clinical trials.

CAT completed its work on a programme with Human Genome Sciences, Inc.(HGSI) developing antibodies raised against B-Lymphocyte Stimulator
(BLyS), a protein which may have a central role in several autoimmune and neoplastic disorders. HGS completed pre-clinical studies on candidate antibodies and has received approval to take one anti-BLyS antibody, LymphoStat-BTM, into a Phase I clinical trial to determine its safety and pharmacology in patients with systemic lupus erythematosus. LymphoStat-BTM is believed to be the first antibody to a genomics-derived target to enter trials.

Research stage antibodies

There are 12 projects currently within CAT's antibody discovery and development programme, of which approximately four may enter pre-clinical development during the next financial year. It is anticipated that this number of projects will increase slightly during 2002. Approximately one third of these programmes are CAT-funded or co-funded programmes, with the remaining two thirds coming from collaborator-funded programmes. These programmes include an anti-TGF( antibody (with Genzyme), anti-IL-18 (with Abbott), and anti-CD30 L and anti IL-18R accessory protein (both with Immunex).

This year, CAT delivered to its partner Wyeth-Ayerst a candidate human monoclonal antibody specific to amyloid-(, a molecular target implicated in Alzheimer's disease. The candidate is currently being evaluated at Wyeth-Ayerst. In addition, a number of promising therapeutic antibody product candidates have been identified and are currently in development at Wyeth-Ayerst.

With Pharmacia, good progress has been made on a number of antibody drug discovery programmes in the field of cancer. There has been a modest level of increase in activity at CAT in these programmes over the last six months; a research milestone was recently achieved on one programme and further progress is anticipated.

In its collaboration with HGSI substantial progress has been made towards the identification of additional novel antibody drugs to genomics targets across multiple disease areas and further developments are anticipated during the next financial year. In July, CAT gained access to HGSI's proprietary genomics database, giving CAT access to selected HGSI antigens. Research has commenced on identifying suitable candidates for development into potential antibody drugs. Importantly CAT has rights to develop six such products on its own and up to 18 equally with HGSI, providing CAT with the opportunity to broaden its pipeline of CAT-funded and co-funded products.


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Research has already commenced in the collaboration between CAT and Merck &
Co., Inc. In the partnership with Elan two drug discovery programmes have already started, and in the partnership with Immunex, it is anticipated that two drug discovery programmes will start in early 2002.

Intellectual property

CAT has a strong patent estate, which it protects through timely patent filing and rigorous, appropriate legal defence. An extensive portfolio of approximately 30 patent families (300 patents) is evidence of CAT's world-leading position in phage display technology. The Company's key patents are grouped into three families: Winter II covers production of expression libraries of antibody genes; McCafferty protects CAT's phage display method used to obtain specific antibodies from these libraries; and Griffiths covers antibodies that recognise human `self' antigens isolated from CAT's libraries.

During the year, in the US there were four Winter/Lerner/Huse patents granted as well as a separate Winter II patent (following the earlier settlement of an interference proceeding between CAT, The Scripps Research Institute and Stratagene over the Winter II and Huse/Lerner patents in
1999). CAT now has worldwide commercial rights to all five of these patents.

In addition, another patent in the McCafferty patent family was granted. It has claims relating to the display of functional protein binding domains derived from natural repertoires of nucleic acids, where each phage contains a phagemid genome. Dependent claims include the display of antibodies, and of scFv or Fab antibody fragments. Also, CAT inventors are listed on two US patents which were granted in the year relating to D2E7 owned by Abbott Labs.

Also during the year, CAT obtained Japanese patents on ribosome display (Kawasaki) and phage display (McCafferty). In Europe, patents were granted on diabodies, chemisynthetic libraries, anti-CEA antibodies and anti-TGF(1 antibodies. CAT's previously granted European patent on antibodies binding to TGF(2 (including CAT-152) was not opposed.

In Europe, CAT's patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich is currently stayed pending the outcome of appeal proceedings at the European Patent Office. Both patents were upheld by the Opposition Division, there is an appeal pending on Winter II and it is anticipated that there will also be an appeal on the McCafferty patent.


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Page 10 of 22

In the US, the litigation bought by MorphoSys against CAT relating to the Griffiths patent was the subject of a trial in Washington DC in April 2001. MorphoSys asked the court to revoke the Griffiths patent claiming it was invalid on a number of grounds. They also asked for a declaration that they did not infringe the patent. CAT counter-claimed that MorphoSys did infringe the patent. After the trial, the jury was unable to agree on a decision apart from finding that CAT was entitled to the priority dates of its British patent applications. The Judge subsequently ruled in favour of CAT denying MorphoSys' claims that the patent was invalid on the grounds of anticipation, written description, indefiniteness and enablement. The Judge also ruled that the issue of whether the patent was invalid on the ground that it was obvious could only be decided by a jury and therefore would be retried before a new jury. The Judge took the preliminary view that MorphoSys should prevail on the issue of infringement, but asked for further briefing on this point. This has been provided and we are currently awaiting his decision.

MorphoSys' action (which is similar to the Griffiths matter) against CAT in respect of the parent US McCafferty patent is expected to be subject of a jury trial in February 2003. Also during the year, CAT commenced an action claiming MorphoSys infringed the Winter II patent and two of the Winter/Lerner/Huse patents.

Whatever the outcome of this current litigation, CAT believes that its ability to operate its own technology will not be materially and adversely affected.

Building for drug development
CAT continues to invest in its people, its technology and its processes. In particular, the drug discovery team has increased in size by 35 per cent during the year and the pre-clinical team numbered 50 at year end. With many new recruits coming from biotechnology and major pharmaceutical companies, this has added to the expertise and experience of the group.

During the year, CAT has refined its proprietary ribosome display system. This technology, which allows rapid construction of larger compound libraries than those made by phage display, is now being used as a complementary tool for lead antibody isolation and optimisation in CAT's drug discovery process.

In addition, CAT has continued to automate its in-house discovery processes by refining and integrating a number of systems. These include a powerful and effective informatics capability that links the control of CAT's laboratory automation together to form a `drug discovery factory' capable of massive parallel processing and which can be controlled remotely.

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Page 11 of 22

To capitalise on the vast amounts of information generated by its automated systems, CAT continued in 2001 to strengthen its CONT1NUITY(, data management and bioinformatics software solutions. The effectiveness of this software is continually being assessed with in-house drug discovery programmes and is currently providing effective and timely reporting of results as well as analysis of complex proprietary data.

The Company also continues to establish reciprocal partnerships for creating analytical tools to measure protein structure and activity. To this end, in December 2000, CAT formed a research collaboration with Zyomyx to develop high-density protein biochips based on parallel antibody microarrays. This was followed in April 2001 by an agreement with Randox to evaluate the use of CAT's antibodies for diagnostic biochip products.

CAT now has three active protein biochip collaborations (the other being with Oxford GlycoSciences) and it anticipates these alliances could produce capabilities in which CAT's antibodies will be a critical component. These capabilities may be used in a variety of ways including drug development and disease diagnosis.

At the drug delivery end of the drug development process, CAT signed an agreement in March 2001 with Weston Medical to assess the suitability of delivering CAT's antibodies through a needle-free system. The collaboration could potentially overcome one of the main perceived drawbacks to receiving monoclonal antibody therapy and may be particularly welcomed by patients who need regular injections; for example those suffering with chronic inflammatory conditions.

With a view to ensuring the supply of clinical grade antibodies in the future, CAT and Lonza today announce that they have signed a long term agreement for Lonza to manufacture and supply clinical grade antibody drugs to CAT for up to five years. The agreement, which is effective immediately, builds on the existing close relationship between the companies and will guarantee that CAT has access to manufacturing capacity for both ongoing programmes and future projects.

Significant corporate milestones

In June 2001, CAT listed American Depository Receipts (ADRs) on the US Nasdaq exchange, helping to raise CAT's visibility in the US, both in the commercial and financial arenas, and supporting CAT's significant US investor base by enabling trading on a local market.

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Page 12 of 22

Also this year, CAT successfully completed the first phase of its relocation to new enhanced facilities at Granta Park, 10 miles from the Company's existing location. In May 2001, the Medical and Pre-Clinical Departments occupied the Franklin Building, consisting of 20,500 sq. ft. of new offices and laboratories. The relocation project is progressing well with the remaining CAT employees expected to move to a 66,000 sq. ft. building, also at Granta Park, by the end of next year, enabling the Company to consolidate its operations on one site.

CAT made certain management changes during the year. These gave specific responsibility for focused units covering technology development and antibody drug development. Kevin Johnson, previously CAT's Research Director, has taken on the role of Chief Technology Officer and now heads the Company's Technology Department, and Alex Duncan, previously Head of Antibody Engineering, has taken on the role of Vice President Drug Discovery.

Financial review

The following review is based on the Group's consolidated financial statements which are prepared under UK generally acceptable accounting principles (`GAAP'). Those financial statements for prior periods have been restated to reflect the Group's revised accounting policy for revenue recognition as described below. Comparative figures in this review have been restated where appropriate.

Revenues increased to (pound)7.1 million in the 2001 financial year from (pound)7.0 million in the 2000 financial year.

As a result of CAT's reliance on collaboration arrangements, CAT's revenue profile has historically fluctuated from period to period, because the majority of revenue to date has been in the form of license fees and milestone payments. The Group has now changed its accounting policy for revenue recognition, the principal impact of which is that license fees, which were previously recognised as income when received, will be deferred and recognised over the term of the license. Revenues recognised in prior periods have been restated and therefore the receipt of a license fee will be a less significant factor in revenue volatility. CAT anticipates that over time and with the revised policy on revenue recognition, the profile of revenues is likely to become more regular as the number of collaborations increases, and ultimately as royalty income from product sales is realised.

The increase in revenue from the 2000 financial year to the 2001 financial year resulted from an increase in license revenues recognised and contract research fees offset by a decrease in milestone payments. CAT received non-recurring license fees in the 2001 financial year pursuant to CAT's collaborative arrangement with Immunex and in the 2000 financial year pursuant to collaborative arrangements with HGSI and for the grant of a product license for amyloid ( to Wyeth-Ayerst. These revenues will be recognised over the term of the license granted. Revenues recognised from license fees increased from (pound)0.7 million for the 2000 financial year to (pound)1.6 million for the 2001 financial year, reflecting revenues recognised from the new license fees received in the 2001 financial year in addition to license fees recognised in both periods which were received in the 2000 and prior financial years. CAT recognised (pound)0.1m of milestone or other revenues in the 2001 financial year compared to (pound)1.8 million in the 2000 financial year. Milestone payments are typically earned based on achievements in research and product development and may not be comparable from period to period. In the 2000 financial year the Group received a milestone payment from Knoll following the entry of D2E7 into phase III clinical trials, and a milestone pursuant to its arrangement with Astra Zeneca. CAT recognised (pound)5.4 million of revenues from contract research fees in the 2001 financial year compared to (pound)4.5 million in the 2000 financial year. The increase resulted from increased activity or a first full year of activity from the Group's collaborative arrangements with Pharmacia and HGSI offset by a reduction in activity with Wyeth-Ayerst following the completion of the functional genomics element of that arrangement.


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CAT's direct costs are typically fees payable as a percentage of its revenues. Substantially all of the direct costs reported in these financial statements are Drug Royalty Corporation's share of revenues. In future periods, when CAT receives royalties on product sales under its various licenses and collaboration agreements, direct costs will also include royalties payable to Medical Research Council and other licensors.

Operating expenses for the 2001 financial year were (pound)27.8 million compared to (pound)20.6 million in the 2000 financial year reflecting the increasing scale and complexity of CAT's activities.

Staff numbers rose over the 2001 financial year from 180 to 247 (the average over the year was 224). There was a credit during the 2001 financial year of (pound)0.4 million for employer's National Insurance payable on the exercise of certain options granted in December 1999, compared with a charge of (pound)0.5 million in the 2000 financial year, and a charge for the cost of shares to be allocated under the employee share scheme of (pound)0.6 million, compared with (pound)0.5 million in the 2000 financial year.

Research and development expenses increased to (pound)21.4 million in the 2001 financial year from (pound)15.7 million in the 2000 financial year.
The increase reflects an increase in the scale of CAT's activities, research and development staff numbers increasing to 212 at the end of the 2001 financial year, and increased expenditures for laboratory and general supplies. The increase also reflects a commitment to CAT's product development activities and the resulting expenditures with external suppliers on pilot manufacture and clinical trials. Research and development expenditures in the 2000 financial year were also affected by payments of (pound)1.1 million for access to intellectual property, primarily to The Burnham Institute and Integra Life Sciences, Stratagene and The Whittier Institute for Diabetes and Endocrinology.

General and administrative expenses increased to (pound)6.4 million in the 2001 financial year from (pound)4.8 million in the 2000 financial year. These expenses include fees relating to patent litigation of (pound)2.0 million in the 2001 financial year compared to (pound)1.7 million in the 2000 financial year. The remaining increase in the 2001 financial year was primarily caused by costs associated with increased personnel, larger facilities and more complex operations.

Total depreciation expenses increased from (pound)1.8 million in the 2000 financial year to (pound)2.1 million in the 2001 financial year. This reflected a substantial investment in fixed assets in recent years, particularly fitting out and equipping the Franklin Building during the 2001 financial year. Amortisation expenses amounted to (pound)0.4 million in the 2000 and 2001 financial years reflecting the amortisation of the Aptein patents.

Net interest income increased to (pound)9.3 million in the 2001 financial year from (pound)5.6 million in the 2000 financial year. In the 2000 and 2001 financial years, cash and investments in liquid resources increased due to ordinary share issues in connection with strategic collaborations in December 1999, April 2000 and October 2000 and a share offering in April 2000. These resulted in increased interest income during those periods.

Liquidity and capital resources

During the 2001 and 2000 financial years, CAT's net cash used by operating activities was (pound)19.2 million and (pound)3.6 million respectively, in each case resulting principally from operating losses, offset by depreciation and amortisation. In the 2000 financial year, operating losses were also offset by increases in deferred income resulting from income received during that year which will be recognised as turnover in future periods.

CAT made capital expenditures of (pound)3.8 million and (pound)1.0 million in the 2001 and 2000 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invests in office and administrative facilities. The increase in capital expenditures from the 2000 financial year to the 2001 financial year primarily resulted from the fitting out and equipping of 20,000 sq ft of specialist laboratory and office facilities at the Franklin Building at Granta Park.

CAT's net cash inflow from financing activities during the 2001and 2000 financial years was (pound)15.4 million and (pound)132.3 million respectively, in each case primarily resulting from the issue of ordinary shares. During the 2001 financial year, CAT completed one significant financing transaction: in October 2000, CAT issued 307,942 ordinary shares to Genzyme for US$20 million (or approximately (pound)13.4 million net of expenses) in connection with a strategic collaboration.

As at 30 September 2001, CAT had net current assets of (pound)153.4 million. CAT does not currently borrow to finance its operations. CAT's creditors at the end of the 2001 financial year included a total of (pound)10.5 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2000 financial year was (pound)11.4 million.

CAT has incurred net losses of (pound)11.8 million and (pound)8.3 million in the 2001 and 2000 financial years respectively. As of 30 September 2001 CAT had an accumulated loss of (pound)56.0 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

As at 30 September 2001, CAT had cash and marketable securities of approximately (pound)156.8 million. CAT has invested funds that are surplus to its requirements in highly liquid short term securities.

Financial outlook for 2002

Recurring revenues, representing contract research revenues and income from licensing arrangements entered into this and prior periods, are expected to be in the range of (pound)6 to (pound)7 million for the 2002 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing arrangements.

A further significant increase in operating costs are expected over the level in the second half of the 2001 financial year. This reflects in particular additional spending on clinical trials and further increases in staff and infrastructure costs. Staff numbers are expected to increase to approximately 300 during the 2002 financial year.

Capital expenditure over the year is expected to be above last year's level, in particular because of the anticipated spend on CAT's further new facilities at Granta Park. Total expenditure is expected to be of the order of (pound)10 million.

It is anticipated that CAT's net cash burn rate for the current year, taking account of expected revenues, will be in the range (pound)2.5 to (pound)3.0 million per month.

Future reporting
The Group will, with effect from the 2002 financial year, report financial results and issue a review of operations on a quarterly basis. The reports for the first and third quarters will be made available as a press release and through the Group's web site. For the half year the Group will continue its customary practice of additionally posting a printed statement to all shareholders.

Page 16 of 22

                       CAMBRIDGE ANTIBODY TECHNOLOGY
               GROUP plc Preliminary Statement of Results for
                      the Year ended 30 September 2001

Consolidated Profit and Loss Account
----------------------------------------------------------------------------------------------------------------------
                                                                                  2001           2000          1999
For the year ended 30 September 2001                                            unaudited      restated      restated
                                                                               (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------------------------------------------------------------------------
Turnover                                                                           7,121         7,018        2,165
Direct costs                                                                        (351)         (381)         (81)
----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                       6,770         6,637        2,084
Research and development expenses                                                (21,393)      (15,728)     (13,574)
General and administration expenses                                               (6,443)       (4,842)      (2,684)
----------------------------------------------------------------------------------------------------------------------
Operating loss                                                                   (21,066)      (13,933)     (14,174)
Interest receivable (net)                                                          9,295         5,644        1,810
----------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before taxation                                      (11,771)       (8,289)     (12,364)
Taxation on loss on ordinary activities                                                -             -           (1)
----------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after taxation and retained loss                     (11,771)       (8,289)     (12,365)
for the financial year
----------------------------------------------------------------------------------------------------------------------
Loss per share - basic and fully diluted (pence)                                   33.3p         27.5p        50.9p
----------------------------------------------------------------------------------------------------------------------



Consolidated Statement of Total Recognised Gains and Losses
----------------------------------------------------------------------------------------------------------------------
                                                                                   2001          2000          1999
                                                                                unaudited
                                                                               (pound)'000   (pound)'000   (pound)'000
----------------------------------------------------------------------------------------------------------------------
Loss for the financial year                                                        (11,771)      (5,161)      (12,731)
Loss on foreign exchange translation                                                     1           (7)           (1)
----------------------------------------------------------------------------------------------------------------------
Total recognised losses relating to the year                                       (11,770)      (5,168)      (12,732)
----------------------------------------------------------------------------------------------------------------------
Prior year adjustment                                                               (6,594)
----------------------------------------------------------------------------------------------------------------------
Total recognised losses since last annual report and financial                     (18,364)
statements
----------------------------------------------------------------------------------------------------------------------

The losses for all years arise from continuing operations.


                       CAMBRIDGE ANTIBODY TECHNOLOGY
               GROUP plc Preliminary Statement of Results for
                      the Year ended 30 September 2001


Consolidated Balance Sheet
-------------------------------------------------------------------------------
                                                         2001          2000
At 30 September 2001                                  unaudited      restated
                                                    (pound)'000   (pound)'000
-------------------------------------------------------------------------------
Fixed assets
Intangible assets                                        4,075         4,448
Tangible fixed assets                                    6,642         5,008
-------------------------------------------------------------------------------
                                                        10,717         9,456
Current assets
Debtors                                                  4,940         3,452
Investment in liquid resources                         156,228       156,502
Cash at bank and in hand                                   585            26
-------------------------------------------------------------------------------
                                                       161,753       159,980
Creditors
Amounts falling due within one year                     (8,335)       (9,627)
-------------------------------------------------------------------------------
Net current assets                                     153,418       150,353
-------------------------------------------------------------------------------
Total assets less current liabilities                  164,135       159,809
Creditors
Amounts falling due after more than one year            (8,085)       (7,369)
-------------------------------------------------------------------------------
Net assets                                             156,050       152,440
-------------------------------------------------------------------------------

Capital and reserves
Called-up share capital                                  3,546         3,477
Share premium account                                  195,017       179,706
Other reserve                                           13,451        13,451
Profit and loss account                                (55,964)      (44,194)
-------------------------------------------------------------------------------
Shareholders' funds - all equity                       156,050       152,440
-------------------------------------------------------------------------------

Page 18 of 22

                       CAMBRIDGE ANTIBODY TECHNOLOGY
               GROUP plc Preliminary Statement of Results for
                      the Year ended 30 September 2001
Consolidated Cash Flow Statement
-----------------------------------------------------------------------------------------------------------
                                                                     2001           2000           1999
                                                                  unaudited       restated       restated
For the year ended  30 September 2001                           (pound)'000    (pound)'000     (pound)'000
---------------------------------------------------------------------------- --------------- --------------
Operating loss                                                      (21,066)       (13,933)        (14,174)
Depreciation charge                                                   2,146          1,808           1,627
Amortisation of patents                                                 373            374             389
Loss/(profit) on disposal of fixed assets                                 1             (5)              -
(Increase)/decrease in debtors                                         (515)        (1,159)            264
(Decrease)/increase in creditors                                        (89)         9,306             706
-----------------------------------------------------------------------------------------------------------
Net cash outflow from operating activities                          (19,150)        (3,609)        (11,188)
-----------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received (net)                                               8,322          4,245           2,100
------------------------------------------------------------------------------------------------------------

Taxation                                                                  -              -              (1)
------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
Purchase of tangible fixed assets                                    (3,485)        (1,018)         (2,672)
Sale of tangible fixed assets                                             4             44               -
-------------------------------------------------------------------------------------------------------------
                                                                     (3,481)          (974)         (2,672)
-------------------------------------------------------------------------------------------------------------

Net cash outflow before management of liquid resources and          (14,309)          (338)        (11,761)
financing
-------------------------------------------------------------------------------------------------------------

Management of liquid resources                                          274       (133,729)         12,051
-------------------------------------------------------------------------------------------------------------

Financing
Issue of ordinary share capital                                      15,380        132,302             539
Capital elements of finance lease rental payments                         -             (9)             (4)
-------------------------------------------------------------------------------------------------------------
                                                                     15,380        132,293             535
-------------------------------------------------------------------------------------------------------------

Increase/(decrease)  in cash                                          1,345         (1,774)            825
-------------------------------------------------------------------------------------------------------------


Notes to the financial information

Accounting policies
This financial information has been prepared on a basis consistent with the accounting policies set out in the annual report for the year ended 30 September 2000 with the exception of the policy for revenue recognition. This policy was changed during the year in accordance with emerging best practise. The Directors believe that the revised policy provides a fairer presentation of the results and financial position of the Group because under the revised policy, where contractual performance is incomplete, despite the Group having received non-refundable payments, revenue is only recognised to the extent that the Group has performed its obligations and such performance has resulted in benefits accruing to the customer. The impact of this change in accounting policy is summarised below.


Prior Year Adjustment

---------------------------------------------------------------------------------------------------------------------
                                                                            2001           2000            1999
                                                                        (pound)'000     (pound)'000     (pound)'000
---------------------------------------------------------------------------------------------------------------------
Profit and Loss account
Turnover:
Revised accounting policy                                                    7,121          7,018           2,165
Previous accounting policy                                                   9,595         10,146           1,799
---------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in loss for the financial year                          (2,474)        (3,128)            366
---------------------------------------------------------------------------------------------------------------------
Balance sheet
Creditors:
Amounts falling due within one year - deferred income                       (1,564)        (1,200)           (655)
Amounts falling due after more than one year - deferred income              (7,504)        (5,394)         (2,811)
---------------------------------------------------------------------------------------------------------------------
Decrease in net assets                                                      (9,068)        (6,594)         (3,466)
---------------------------------------------------------------------------------------------------------------------


Loss per share
Potentially dilutive issueable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. The Group's basic and fully diluted loss per share are therefore equal.

Loss per ordinary share (basic and fully diluted) is based on the loss for the financial year of(pound)11,771,000 (2000:loss, restated(pound)8,289,000, 1999: loss, restated(pound)12,365,000) and a weighted average number of ordinary shares of 35,313,260 (2000: 30,179,818, 1999: 24,314,191).


Analysis and reconciliation of net funds (unaudited)
------------------------------------------------------------------------------------------------------------
                                                    1 October     Cash flow      Exchange          30
                                                      2000                       movement     September2001
                                                  (pound)'000    (pound)'000 (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------
Cash at bank                                               26            559           -              585
Overdrafts                                               (949)           786           -             (163)

                                                                       1,345
Liquid resources                                      156,502           (274)          -          156,228
------------------------------------------------------------------------------------------------------------
Net funds                                             155,579          1,071           -          156,650
------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
                                                               2001           2000           1999
                                                             unaudited
                                                           (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the year                        1,345         (1,774)            825
Decrease/(increase) in liquid resources                         (274)       133,729         (12,051)
Decrease in lease financing                                        -              9               4
------------------------------------------------------------------------------------------------------
Change in net funds resulting from cash flows                  1,071        131,964         (11,222)
Exchange movement                                                  -              2               4
------------------------------------------------------------------------------------------------------
Movement in net funds in year                                  1,071        131,966         (11,218)
Net funds at 1 October 2000                                  155,579         23,613          34,831
------------------------------------------------------------------------------------------------------
Net funds at 30 September 2001                               156,650        155,579          23,613
------------------------------------------------------------------------------------------------------





Reconciliation of movements in group shareholders' funds
-------------------------------------------------------------------------------------------------
                                                                         2001           2000
                                                                       unaudited
                                                                     (pound)'000    (pound)'000
-------------------------------------------------------------------------------------------------
Loss for the financial year                                              (11,771)        (5,161)
Other recognised gains and losses relating to the year                         1             (7)
-------------------------------------------------------------------------------------------------
                                                                         (11,770)        (5,168)
New shares issued                                                         15,380        132,302
-------------------------------------------------------------------------------------------------
Net increase in shareholders' funds                                        3,610        127,134
Opening shareholders' funds as previously stated                         159,034         31,900
Prior year adjustment                                                     (6,594)             -
-------------------------------------------------------------------------------------------------
Opening shareholders' funds as restated                                  152,440         31,900
-------------------------------------------------------------------------------------------------
Closing shareholders' funds                                              156,050        159,034
-------------------------------------------------------------------------------------------------


Financial Statements
The preceding information does not constitute the Company's statutory financial statements for the year ended 30 September 2001 within the meaning of section 240 of the Companies Act 1985. The auditors have not yet reported on the financial statements for the year ended 31 September 2001. Those financial statements will be delivered to the Registrar of Companies after the Company's Annual General Meeting.

The annual report and financial statements for the year ended 30 September 2001 will be posted to shareholders by 22 December 2001 and will be available shortly thereafter from:


The Company Secretary
Cambridge Antibody Technology Group plc
The Science Park
Melbourn
Cambridgeshire
SG8 6JJ, UK
Tel: +44 (0) 1763 263233

This preliminary announcement was approved by the Board on 23 November
2001.

                                   -ENDS-


Notes to Editors:


Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 260 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's partners include: Eli Lilly, Pfizer, Abbott , Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx, Elan, Merck & Co and Xerion.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Cambridge Antibody Technology Group PLC

  Date  28 November 2001                By     /s/ Rowena Gardner
       ----------------
                                        Name:      Rowena Gardner

                                        Title:     Head of Corporate
                                                   Communications